THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

June 6, 2008

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

          We are responding to your comments received on Tuesday, June 3, 2008 in respect of Schedule 14A filed by Unified Series Trust (the “Trust”) on behalf of its series, Dean Large Cap Value Fund and Dean Small Cap Value Fund (collectively, the “Dean Funds”). Our responses to your comments are set forth below.

Comment: Under “Quorum and Required Votes,” explain why broker non-votes will not be deemed votes against a proposal.

Response: We have revised the section relating to broker non-votes to provide as follows:

For purposes of determining (i) the presence of a quorum, and (ii) whether sufficient votes have been received for approval of a particular Proposal, abstentions and broker “non-votes” (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present at the Meeting. For this reason, abstentions and broker non-votes will assist a Fund in obtaining a quorum, but will effectively be votes “AGAINST” adjournment and/or a Proposal, because the required vote is a percentage of the shares present or outstanding.

Comment: Under Proposal 1 with respect to the portfolio managers, clarify that Mr. Laub and Mr. Leach are still currently employed with Dean Investment Associates, LLC, even though they also joined the proposed subadviser in March 2008.

Response: As requested, we have revised the portfolio manager biographies as follows.

•

Mr. Kevin E. Laub, CFA has served as the sole portfolio manager of the Funds since October 2006. Mr. Laub is currently a Portfolio Manager and the Chief Investment Officer for the Manager, having joined the Manager in October 2006. Mr. Laub is also founding member of, and a Portfolio Manager for, DCM. Upon shareholder approval of the Subadvisory Agreement, Mr. Laub will resign from the Manager, and will serve as a member of DCM’s Investment Committee with lead responsibility over its large cap investment strategy. He is also expected to provide research support and oversight to other investment strategies and clients. Prior to joining the Manager in 2006, Mr. Laub served as a portfolio manager on the American Century Small Cap Value Fund from February 2003 to October 2006, and as an analyst from that fund’s inception in July 1998 until February 2003.

•

Mr. Douglas A. Leach, CFA joined the Manager in November 2006, and currently serves as an Investment Analyst and Portfolio Manager. In that position, he has provided research and assistance to the current portfolio manager for the Funds. Mr. Leach also is a co-founding Member of DCM, and holds the titles Portfolio Manager and Chief Compliance Officer of DCM. Upon shareholder approval of the Subadvisory Agreement, Mr. Leach will resign from the Manager to serve on DCM’s Investment Committee, and will have lead responsibility over the firm’s mid-cap value strategy. As a member of DCM’s Investment Committee, he will also provide support other investment strategies. Mr. Leach started his investment career as an investment analyst for American Century in September 1997, serving as a senior investment analyst from February 2003 until October 2006.

•

Mr. Steven D. Roth, CFA is a founding Member and a Portfolio Manager for DCM, with lead responsibility for DCM’s small cap investment strategy. As a member of DCM’s Investment Committee, he also manages and provides research support and oversight to other investment strategies and clients. Mr. Roth is not, and has never been, directly employed by the Manager. Prior to co-founding DCM in March 2008, Mr. Roth served as a senior equity analyst and, later, as a portfolio manager on the American Century Small Cap Value Fund, from November 2002 through March 2008. He also worked as an equity analyst at Strong Capital Management from July 2000 through October 2002.

Comment:In the second paragraph under “Factors Considered by the Board,” correct the statement that currently provides that the Manager anticipates that “the 3new portfolio managers” will spur better performance, to clarify that they are only 2 new portfolio managers.

Response: We have corrected this statement to provide that there are only two new managers, not three.

Comment: As required by Item 22c-1 of Schedule 14A, provide the date that the each Fund’s advisory contract was last submitted to the shareholders of the Fund, and the reasons for such submission.

Response: We have added the following disclosures in response to this requirement:

The Small Cap Fund acquired the assets of the Dean Small Cap Value Fund, and the Large Cap Fund acquired all of the assets and liabilities of the Dean Large Cap Value Fund and the Dean Balanced Fund, each a series of the Dean Family of Funds, in a tax-free reorganization on March 30, 2007 (the “Reorganization”). The Reorganization was approved by the shareholders of the predecessor funds at a meeting held on March 19, 2007. As part of their approval of the Reorganization at the meeting, shareholders of the predecessor funds were deemed to have approved the applicable Fund’s Management Agreement, effective as of March 30, 2007.

Comment: In the discussion of the executive officers and members of DCM, provide the name of the managers for the company.

Response: As requested, we have disclosed that DCM’s operations are managed by an Operations Committee, whose members consist of Messieurs Laub, Roth, Leach and Krumm, each an equity owner of the company.

Comment: Provide the address for the parent company of DCM.

Response: We refer your attention to the table under “Executive Officers and Members of DCM” and the related footnotes which provide the addresses for DCM’s owners.

*       *      *

          We trust that our responses satisfactorily resolve the issues raised by the Staff. If not, please let us know and we will revise promptly. You can reach me at 314-552-6295. We appreciate the Staff’s assistance.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

4748322.2